Exhibit 99.2

Directors’ share option award

NOTIFICATION UNDER THE LISTING RULES – DIRECTORS 16.3(c)

The following options over ordinary share of 25 pence each in the capital of the company have, today, been granted to executive directors under the following Schemes:

(a)   the Wolseley Employees Savings Related Share Option Scheme 1981:

Director’s Name	No. of options granted	Option price in pence	Date of grant
S P Webster	917	412	17.04.03

These options will not become exercisable until 1 June 2006.

(b)   the Wolseley Employee Share Purchase Plan 2001 (ESPP):

Director’s Name	No. of options granted	Option price in pence	Date of grant
C A Banks	700	437.75	17.04.03
F N Hord	700	437.75	17.04.03
C A Hornsby	700	437.75	17.04.03

These options will not become exercisable until April 2004.

The under-noted options, granted under the ESPP in April 2002 at an option price of 597 pence, have today lapsed:

Director’s Name	No. of options lapsed
C A Banks	564
F N Hord	564
C A Hornsby	564

ENDS